UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-11975
BH Lodging Corp.
(Formerly Boykin Lodging Company)
 (Exact name of each registrant as specified in its charter)
Guildhall Building
45 West Prospect Avenue, Suite 1500
Cleveland, Ohio 44115
(216) 430-1200
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)
Common Shares, without par value
Depositary Shares, each representing 1/10th of a share of
10 1/2% Class A Cumulative Preferred Shares, Series 2002-A, without par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Common Shares, without par value	1
Depositary Shares, each representing 1/10th of a share of 10 1/2% Class A Cumulative Preferred Shares, Series 2002-A, without par value	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, BH Lodging Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BH LODGING CORP.

Date: November 8, 2006	By:	/s/ Mohamed Thowfeek
	Name:	Mohamed Thowfeek
	Title:	Assistant Secretary and Treasurer

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